Rod Geiger spent his professional career for 32 years with Bartlett and Company. He began with Bartlett Grain then transitioned to flour and feed milling, ultimately spending the last 14 years of employment as President of Bartlett Milling (one of the 10 largest wheat flour milling companies in the United States).